
02026185




MAR 2 8 2002

# Agree Realty Corporation





# 2001 Annual Report
# And Form 10-K

# Agree Realty Corporation
# Company Portfolio

---

## Community Shopping Centers

Capital Plaza – Kentucky
Charlevoix Commons – Michigan

Chippewa Commons – Wisconsin
Iron Mountain Plaza – Michigan

Ironwood Commons – Michigan
Marshall Plaza – Michigan
Mt Pleasant Center – Michigan

North Lakeland Plaza – Florida
Petoskey Town Center – Michigan

Plymouth Commons – Wisconsin
Rapids Associates – Michigan

Shawano Plaza – Wisconsin
West Frankfort Plaza – Illinois
Winter Garden Plaza – Florida

## Single Tenant Properties

Ann Arbor, Michigan (2)
Aventura, Florida
Boynton Beach, Florida (2)

Chesterfield Township, Michigan
Columbia, Maryland
Columbus, Ohio

Flint, Michigan (2)
Germantown, Maryland
Grand Blanc, Michigan

Grayling, Michigan
Indianapolis, Indiana
Lawrence, Kansas

Monroeville, Pennsylvania
New Baltimore, Michigan

Norman, Oklahoma
Oklahoma City, Oklahoma
Omaha, Nebraska (2)

Oscoda, Michigan
Perrysburg, Ohio
Petoskey, Michigan

Pontiac, Michigan
Rochester, Michigan
Roseville, Michigan

Santa Barbara, California
Tulsa, Oklahoma (2)
Waterford, Michigan

Wichita, Kansas
Ypsilanti, Michigan

# Agree Realty Corporation
## Financial Highlights

All information is presented in thousands, except per share data and number of properties

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Operations** | | | | | |
| Revenues | $ 24,679 | $ 23,730 | $ 21,931 | $ 19,674 | $ 18,234 |
| Income from operations | $ 15,103 | $ 14,709 | $ 13,559 | $ 12,381 | $ 11,560 |
| Funds from operations | $ 13,158 | $ 12,257 | $ 12,093 | $ 11,055 | $ 9,581 |
| Funds from operations per share | $ 2.58 | $ 2.42 | $ 2.40 | $ 2.21 | $ 2.21 |
| Dividends per share | $ 1.84 | $ 1.84 | $ 1.84 | $ 1.84 | $ 1.82 |
| **Balance Sheet** | | | | | |
| Real estate assets, at cost | $196,486 | $191,048 | $179,858 | $166,921 | $142,748 |
| Total assets | $167,511 | $166,052 | $167,511 | $149,648 | $130,492 |
| Total debt and other liabilities | $110,181 | $108,917 | $100,303 | $ 90,174 | $ 69,874 |
| Number of Properties | 47 | 45 | 42 | 39 | 34 |
| Gross leasable area | 3,556 | 3,526 | 3,468 | 3,411 | 3,103 |

Basic rents for each retail property type

| | Amount | Percent |
|---|---|---|
| National | $19,766 | 86% |
| Regional | 2,022 | 9% |
| Local | 1,135 | 5% |
| | $22,923 | 100% |



AGREE REALTY CORPORATION

Dear Stockholder:

I welcome the opportunity to present the highlights of our activities for 2001, including a review of our results of operations, development activities and financing accomplishments.

The Company is pleased to announce that funds from operations for the year ending December 31, 2001 increased $901,000 or 7.4%, to $13,158,000 or $2.58 per share as compared to $12,257,000, or $2.42 per share for the year ending December 31, 2000. Total revenue increased $949,000, or 4.0%, to $24,679,000 as compared to $23,730,000 for the prior year.

Regular cash dividends of $1.84 per share were paid to stockholders during 2001. The dividend represented a payout ratio of 71.3% of the Company's $2.58 per share funds from operations.

During 2001 the Company completed the development of two single tenant properties. The properties are leased to a national company under net leases. The cost of these properties was approximately $7.3 million. The addition of these developments to our portfolio increased our total number of properties to 47 sites in thirteen states with an aggregate leasable area of 3.6 million square feet.

During the year the Company closed on a $19,000,000 long term self amortizing mortgage for six of our recently completed developments.

As of December 31, 2001 our portfolio was 99% leased with approximately 95% of the Company's base rental income attributable to national or regional retailers under long-term leases. This permits the Company to realize consistent and predictable cash flows as well as pay a consistently high dividend.

In the year ahead we will continue to grow the Company through the development of high quality properties as well as the selected acquisition of existing properties.

I would like to thank the Board of Directors, our dedicated management team, and our stockholders for their continued support and dedication to the success of Agree Realty Corporation.

Sincerely,

Richard Agree
President and
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# Form 10-K

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-12928

# AGREE REALTY CORPORATION

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| Maryland<br>(State or other jurisdiction of incorporation or organization) | 38-3148187<br>(I.R.S. Employer Identification No.) |
| 31850 Northwestern Highway<br>Farmington Hills, Michigan 48334<br>(Address of principal executive offices) | (248) 737-4190<br>(Registrant's telephone number, including area code) |

Securities Registered Pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.0001 par value | New York Stock Exchange |

Securities Registered Pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Shares of common stock outstanding as of March 15, 2002: 4,446,031. The aggregate market value of the Registrant's shares of common stock held by non-affiliates on such date was approximately $82,384,954.

DOCUMENTS INCORPORATED BY REFERENCE

| Document | Incorporated into Form 10-K |
|---|---|
| Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on May 13, 2002 | Part III<br>Items 10-13 |

# TABLE OF CONTENTS

## Part I

## PART 1

This Form 10-K, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Risks and other factors that might cause such a difference include, but are not limited to, the effect of economic and market conditions; risks that the Company's acquisition and development projects will fail to perform as expected; financing risks, such as the inability to obtain debt or equity financing on favorable terms; the level and volatility of interest rates; loss or bankruptcy of one or more of the Company's major retail tenants; and failure of the Company's properties to generate additional income to offset increases in operating expenses, as well as other risks listed herein under "Item 1. Business" and from time to time in the Company's reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by the Company.

References herein to the "Company" include Agree Realty Corporation, together with its wholly-owned subsidiaries and its majority owned partnership, Agree Limited Partnership (the "Operating Partnership"), unless the context otherwise requires.

### Item 1. BUSINESS

*General*

The Company is a self-administered, self-managed real estate investment trust (a"REIT") which develops, acquires, owns and operates properties which are primarily leased to major national and regional retail companies under net leases. As of December 31, 2001, the Company owned, either directly or through interests in joint ventures, a portfolio of 47 properties (the "Properties") located in 13 states and containing an aggregate of approximately 3.6 million square feet of gross leasable area. During 2001 the Company completed the development of two (2) free-standing Properties which added 29,610 square feet of gross leasable area to the Company's operating portfolio and cost approximately $7.3 million. The two (2) Properties are leased to Walgreen Co. ("Walgreen"). The Properties consist of 14 neighborhood and community shopping centers and 33 free-standing properties. The Company independently owns 26 of the free-standing properties and owns the other seven through joint ventures (the "Joint Venture Properties"). As of December 31, 2001, approximately 99% of gross leasable area in the portfolio was leased, and approximately 95% of the Company's base rental income was attributable to national and regional retailers. Such retailers include Kmart Corporation ("Kmart"), Borders, Inc. ("Borders") and Walgreen Co. which, as of December 31, 2001, collectively represented approximately 63% of the Company's base rental income. See "Major Tenants." The Company developed all 14 of the shopping centers and 29 of the 33 free-standing properties.

The Company was formed in December 1993 to continue and expand the retail property business founded in 1971 by its current Chairman of the Board of Directors and President, Richard Agree. Since 1971, the Company and its predecessors have specialized in building properties to suit for national and regional retailers who have signed long-term net leases prior to commencement of construction. The Company believes that this strategy provides it with a predictable source of income from primarily national and regional retail tenants in its existing properties and also provides opportunities for development of additional properties at attractive returns on investment, without the lease-up risks inherent in speculative development.

The Company's headquarters are located at 31850 Northwestern Highway, Farmington Hills, MI 48334 and its telephone number is (248) 737-4190.

Description of Business

Objectives

The Company's primary objectives are (1) to realize steady and predictable cash flows through the ownership of high quality properties leased primarily to national and regional retailers, and (2) to maximize stockholder returns through the development or acquisition of additional properties. The Company intends to achieve these objectives by implementing the growth, operating and financial strategies outlined below.

- Developing or acquiring each property with the objective of holding it for long-term investment value.

- Developing or acquiring properties in what the Company considers to be attractive long-term locations. Such locations typically have (1) convenient access to transportation arteries with traffic count that is higher than average for the local market; (2) concentrations of other retail properties; and (3) demographic characteristics which are attractive to the retail tenant which will lease the property.

- Generally, purchasing land and beginning development of a property only upon the execution of a lease with a national or regional retailer on terms that provide a return on estimated cost which is attractive relative to the Company's cost of capital.

- Directing all aspects of development, including construction, design, leasing and management. Property management and the majority of the leasing activities are handled directly by Company personnel. The Company believes that this approach to development and management enhances the ability of the Company to develop and maintain assets of high construction quality which are designed, leased and maintained to maximize long-term value and enables it to operate efficiently.

The Company believes that the relationships established by its principals with national and regional retailers as well as the financing relationships its principals have developed with lenders provide it with opportunities not generally available to its competitors, thereby providing the Company with an advantage in achieving its objectives.

Major Tenants

As of December 31, 2001, approximately 63% of the Company's gross leasable area, including the Joint Venture Properties, was leased to Kmart, Borders and Walgreen and approximately 63% of total annualized base rents was attributable to these tenants. At December 31, 2001, Kmart occupied approximately 38% of the Company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 24% of the annualized base rent. At December 31, 2001, Borders occupied approximately 21% of the Company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 22% of the annualized base rent. At December 31, 2001, Walgreen occupied approximately 4% of the company's gross leasable area, including the Joint Venture Properties, and accounted for approximately 17% of the annualized base rent. No other tenant accounted for more than 10% of gross leasable area or annualized base rent in 2001. The loss of any of these anchor tenants or the inability of any of them to pay rent would have an adverse effect on the Company's business.

On January 22, 2002, Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings in the U.S. Bankruptcy Court for the Northern District of Illinois, Kmart indicated that it will reorganize on a fast-track basis and has targeted emergence from chapter 11 in 2003. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives is to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or underperforming stores.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. The Kmart stores are located in five states as follows: Michigan (9), Wisconsin (3), Florida (2), Ohio (1) and Kentucky (1). All sixteen (16) of the Kmart stores are open and operating as Kmart discount stores.

On March 8, 2002, Kmart announced that it intends to close 284 under-performing stores as part of its initial Chapter 11 financial objectives review. None of the Company's Kmart stores were included in this initial list of stores to be closed. However, there can be no assurance that Kmart won't announce additional store closings in the future which may include some of the Company's stores.

Financing Strategy

As of December 31, 2001, the Company's ratio of indebtedness to market capitalization was approximately 53%. The Company intends to maintain a ratio of total debt (including construction and acquisition financing) to market capitalization of 65% or less. The Company plans to begin construction of additional pre-leased developments and may acquire additional properties that will initially be financed by its Credit Facility and Line of Credit (each as hereinafter defined). Management intends to periodically refinance short-term construction and acquisition financing with long-term debt and / or equity in order to reduce its ratio of total debt to market capitalization to 50% or less. Nevertheless, the Company may operate with debt levels or ratios that are in excess of 50% for extended periods of time prior to the completion of this long-term financing process.

The Company may from time to time re-evaluate its borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market value of properties, growth and acquisition opportunities and other factors. There is no contractual limit on the Company's ratio of debt to total market capitalization and, accordingly, the Company may modify its borrowing policy and may increase or decrease its ratio of debt to market capitalization without stockholder approval.

Tax Status

The Company has operated and intends to operate in a manner to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain qualification as a REIT, the Company must, among other things, distribute at least 90% of its real estate investment trust income and meet certain other asset and income tests. Additionally, the Company's charter limits ownership of the Company, directly or constructively, by any single person to 9.8% of the total number of outstanding shares, subject to certain exceptions. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income that meets certain criteria and is distributed annually to the stockholders.

Competition

The Company faces competition in seeking properties for acquisition and tenants who will lease space in these properties from insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs, many of which have greater financial and other resources than the Company. There can be no assurance that the Company will be able to successfully compete with such entities in its development, acquisition and leasing activities in the future.

Potential Environmental Risks

Investments in real property create a potential for environmental liability on the part of the owner or operator of such real property. If hazardous substances are discovered on or emanating from a property, the owner or operator of the property (including the Company) may be held strictly liable for all costs and liabilities relating to such hazardous substances. The Company has had a Phase I environmental study (which involves inspection without soil sampling or ground water analysis) conducted on each Property by independent environmental consultants. Furthermore, the Company has adopted a policy of conducting a Phase I environmental study on each property it acquires and if necessary conducting additional investigation as warranted.

The Company conducted a Phase I environmental study on each of the two Properties it developed in 2001. The results of these Phase I studies required the Company to perform a Phase II environmental study (which involves soil sampling or ground water analysis). The results of the Phase II environmental study conducted on these two Properties indicated that no further action was required by the Company. In addition, the Company has no knowledge of any hazardous substances existing on any of its Properties in violation of any applicable laws;

however, no assurance can be given that such substances are not located on any of the Properties. The Company carries no insurance coverage for the types of environmental risks described above.

The Company believes that it is in compliance, in all material respects, with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority of any noncompliance, liability or other claim in connection with any of the Properties.

Employees

As of March 15, 2002, the Company employed seven persons. Employee responsibilities include accounting, construction, leasing, property coordination and administrative functions for the Properties. The Company's employees are not covered by a collective bargaining agreement, and the Company considers its employee relations to be satisfactory.

Financial Information About Industry Segments

The Company is in the business of development, acquisition and management of shopping centers and free-standing properties. The Company considers its activities to consist of a single industry segment. See the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K for certain information required in Item 1.

## Item 2. PROPERTIES

The Properties consist of 14 neighborhood and community shopping centers and 33 free-standing properties. As of December 31, 2001, approximately 99% of the Gross Leasable Area ("GLA") in the portfolio was leased, and approximately 95% of the Company's base rental income was attributable to, national and regional retailers. Such retailers include Kmart, Borders, and Walgreen which, at December 31, 2001, collectively represented approximately 63% of current base rental income.

A substantial portion of the Company's income consists of rent received under net leases. Most of the leases provide for the payment of fixed base rentals monthly in advance and for the payment by tenants of a pro rata share of the real estate taxes, insurance, utilities and common area maintenance of the shopping center as well as payment to the Company of a percentage of such tenant's sales. The Company received percentage rents of $413,058 and $301,474 for 2001 and 2000, respectively. Included in those amounts were percentage rents from Kmart of $235,894 and $190,720 for 2001 and 2000, respectively. Leases with Borders do not contain percentage rent provisions. Leases with Walgreen do contain percentage rent provisions, however no percentage rent was received from Walgreen. A majority of the leases require the Company to make roof and structural repairs, as needed. The Company's management places a strong emphasis on sound construction and maintenance on its properties.

**Location of Properties in the Portfolio**

| State | Number of Properties | Total Gross Leasable Area (Sq. feet) | Percent of GLA Leased on December 31, 2000 |
|---|---|---|---|
| California | 1 | 38,015 | 100% |
| Florida | 5 (1) | 492,305 | 99 |
| Indiana | 1 (1) | 15,844 | 100 |
| Illinois | 1 | 20,000 | 100 |
| Kansas | 2 | 45,000 | 100 |
| Kentucky | 1 | 135,009 | 99 |
| Maryland | 2 | 53,000 | 100 |
| Michigan | 22 (1) | 1,933,647 | 99 |
| Nebraska | 2 (1) | 55,000 | 100 |
| Ohio | 2 | 108,543 | 100 |
| Oklahoma | 4 (1) | 99,282 | 100 |
| Pennsylvania | 1 | 37,004 | 100 |
| Wisconsin | 3 | 523,036 | 100 |
| Total/Average | 47 | 3,555,685 | 99% |

(1) Includes Joint Venture Properties in which the Company owns interests ranging from 8% to 20%.

**Annualized Base Rent of the Company's Properties**

The following is a breakdown of base rents in place at December 31, 2001 for each type of retail tenant:

| Type of Tenant | Annualized Base Rent (1) | Percent of Annualized Base Rent |
|---|---|---|
| National (2) | $19,765,879 | 86% |
| Regional (3) | 2,021,817 | 9 |
| Local | 1,135,557 | 5 |
| Total | $22,923,253 | 100% |

(1) Includes the Company's share of annualized base rent for each of the Joint Venture Properties.

(2) Includes the following national tenants: Kmart, Borders, Walgreen, Fashion Bug, Winn Dixie, Rite Aid, JC Penney, Avco Financial, GNC Group, Radio Shack, On Cue, Super Value, Maurices, Payless Shoes, Food Lion, Blockbuster Video, Family Dollar, H&R Block, Sally Beauty, Jo Ann Fabrics, Staples, Best Buy, Dollar Tree, A&P, TGI Friday's, Circuit City and Pier 1 Imports.

(3) Includes the following regional tenants: Roundy's, Dunham's Sports, Brauns Fashions, Beal's Outlet Stores and Hollywood Video.

## Community Shopping Centers

Fourteen of the Company's properties are community shopping centers ranging in size from 20,000 to 241,458 square feet of gross leasable area. The centers are located in 5 states as follows: Florida (2), Illinois (1), Kentucky (1), Michigan (7) and Wisconsin (3). The location, general character and primary occupancy information with respect to the community shopping centers at December 31, 2001 are set forth below:

### Summary of Community Shopping Centers at December 31, 2001

| Property Location | Year Completed/ Expanded | (4) Land Area (acres) | Gross Leasable Area (Sq. Ft.) | (1) Annualized Base Rent | (2) Average Base Rent per Sq. Ft. | (3) Percent Leased at Dec 31, 2001 | Percent Occupied at Dec 31, 2001 | Anchor Tenants (Lease expiration/ Option expiration) |
|---|---|---|---|---|---|---|---|---|
| Capital Plaza<br>Frankfort, KY | 1978/<br>1991 | 11.58 | 135,009 | $ 375,568 | $ 2.82 | 99% | 74% | Kmart (2003/2053)<br>Winn Dixie (2010/2035)<br>Fashion Bug (2005/2025) |
| Charleviox Commons<br>Charlevoix, MI | 1991 | 14.79 | 137,375 | 658,495 | 4.97 | 96% | 96% | Kmart (2015/2065)<br>Roundy's (2011/2031) |
| Chippewa Commons<br>Chippewa Falls, WI | 1991 | 16.37 | 168,311 | 912,191 | 5.42 | 100% | 100% | Kmart (2014/2064)<br>Roundy's (2011/2031)<br>Fashion Bug (2006/2021) |
| Iron Mountain Plaza<br>Iron Mountain, MI | 1991 | 21.20 | 176,352 | 833,023 | 4.92 | 96% | 96% | Kmart (2015/2065)<br>Roundy's (2011/2031)<br>Fashion Bug (2007/2022) |
| Ironwood Commons<br>Ironwood, MI | 1991 | 23.92 | 185,535 | 945,234 | 5.09 | 100% | 88% | Kmart (2015/2065)<br>Super Value (2011/2036)<br>J.C. Penney Co. (2006/2026)<br>Fashion Bug (2004/2022) |
| Marshall Plaza<br>Marshall, MI | 1990 | 10.74 | 119,279 | 649,331 | 5.44 | 100% | 100% | Kmart (2015/2065)<br>Fashion Bug (2004/2022) |

## Summary of Community Shopping Centers at December 31, 2001 (continued)

| Property Location | Year Completed/ Expanded | (4) Land Area (acres) | Gross Leasable Area (Sq. Ft.) | (1) Annualized Base Rent | (2) Average Base Rent per Sq. Ft. | (3) Percent Leased at Dec 31, 2001 | Percent Occupied at Dec 31, 2001 | Anchor Tenants (Lease expiration/ Option expiration) |
|---|---|---|---|---|---|---|---|---|
| Mt Pleasant Shopping Center<br>Mt. Pleasant, MI | 1973/<br>1997 | 24.51 | 241,458 | $ 1,057,824 | $ 4.38 | 100% | 100% | Kmart (2008/2048)<br>J.C. Penney Co. (2005/2020)<br>Staples, Inc. (2005/2025)<br>Fashion Bug (2006/2026) |
| North Lakeland Plaza<br>Lakeland, FL | 1987 | 16.67 | 171,334 | 1,264,746 | 7.38 | 100% | 100% | Kmart (2011/2061)<br>Best Buy (2013/2028) |
| Petoskey Town Center<br>Petoskey, MI | 1990 | 22.08 | 174,870 | 1,009,942 | 5.90 | 98% | 98% | Kmart (2015/2065)<br>Roundy's (2010/2030)<br>Fashion Bug (2007/2022) |
| Plymouth Commons<br>Plymouth, WI | 1990 | 16.30 | 162,031 | 971,849 | 6.00 | 100% | 100% | Kmart (2015/2065)<br>Roundy's (2010/2030)<br>Fashion Bug (2004/2021) |
| Rapids Associates<br>Big Rapids, MI | 1990 | 16.84 | 173,557 | 998,327 | 5.75 | 100% | 100% | Kmart (2015/2065)<br>Roundy's (2010/2030)<br>Fashion Bug (2004/2021) |
| Shawano Plaza<br>Shawano, WI | 1990 | 17.91 | 192,694 | 1,012,542 | 5.25 | 100% | 100% | Kmart (2014/2064)<br>Roundy's (2010/2030)<br>J.C. Penney Co. (2005/2025)<br>Fashion Bug (2004/2021) |
| West Frankfort Plaza<br>West Frankfort, IL | 1982 | 1.45 | 20,000 | 131,000 | 6.55 | 100% | 100% | Fashion Bug (2007) |

Summary of Community Shopping Centers at December 31, 2001 (continued)

| Property Location | Year Completed/ Expanded | (4) Land Area (acres) | Gross Leasable Area (Sq. Ft.) | (1) Annualized Base Rent | (2) Average Base Rent per Sq. Ft. | (3) Percent Leased at Dec 31, 2001 | Percent Occupied at Dec 31, 2001 | Anchor Tenants (Lease expiration/ Option expiration) |
|---|---|---|---|---|---|---|---|---|
| Winter Garden Plaza<br>Winter Garden, FL | 1988/<br>2000 | 22.34 | 233,512 | $ 1,082,927 | $ 4.76 | 97% | 97% | Kmart (2013/2063)<br>Kash N Karry (2020/2040) |
| **Total/Average** | | 236.70 | 2,291,317 | $ 11,902,999 | $ 5.25 | 99% | 97% | |

(1) Total annualized base rents of the Company as of December 31, 2001

(2) Calculated as total annualized base rents, divided by gross leasable area actually leased as of December 31, 2001

(3) Roundy's has sub-leased the space it leases at Iron Mountain Plaza (35,285 square feet, rented at a rate of $5.87 per square foot) and Charlevoix Commons (35,896 square feet, rented at a rate of $5.97 per square foot). Both of these leases expire in 2011 (assuming they are not extended by Roundy's). Winn Dixie leases but does not currently occupy, the 33,617 square feet it leases at Capital Plaza. This lease expires in 2010 and is rented at a rate of $4.06 per square foot. JC Penney Co leases but does not currently occupy, the 22,204 square feet it leases at Ironwood Commons. This lease expires in 2006 and rented a a rate of $3.75 per square foot.

(4) All community shopping centers except Capital Plaza (which is subject to a long-term ground lease expiring in 2053 from a third party) are wholly-owned by the Company.

## Free-Standing Properties

Thirty-three (33) of the Properties are free-standing properties net leased to A&P (1), Borders (18), Circuit City Stores (1), Kmart (3) and Walgreen (10), which Properties contain, in the aggregate, approximately 1,264,368 square feet of gross leasable area or approximately 36% of the Company's total gross leasable area. The free-standing properties range in size from 13,686 to 226,000 square feet of gross leasable area and are located in the following states: California (1), Florida (3), Indiana (1), Kansas (2), Maryland (2), Michigan (15), Nebraska (2), Ohio (2), Oklahoma (4) and Pennsylvania (1). Included in the Company's retail Properties are seven Joint Venture Properties in which the Company owns interests ranging from 8% to 20% and 26 wholly-owned Properties. The Company's 26 wholly owned free-standing Properties provide $10,325,935 of annualized base rent at an average base rent per square foot of $12.70 during the 12 months ended December 31, 2001. The Company (or the joint ventures in which the Company has an interest) owns each of the thirty-three (33) free-standing properties in fee, except as indicated below. The location and general occupancy information with respect to the wholly-owned free-standing properties are set forth in the following table:

### Wholly-Owned Free Standing Properties

| Tenant/Location | Year Completed | Total GLA | Lease expiration (2) (Option expiration) |
|---|---|---|---|
| A&P, Roseville, MI | 1977 | 104,000 | May 21, 2002 (2022) |
| Borders, (1) Aventura, FL | 1996 | 30,000 | Jan 31, 2016 (2036) |
| Borders, Columbus, OH | 1996 | 21,000 | Jan 23, 2016 (2036) |
| Borders, Monroeville, PA | 1996 | 37,004 | Nov 8, 2016 (2036) |
| Borders, Norman, OK | 1996 | 24,641 | Sep 20, 2016 (2036) |
| Borders, Omaha, NE | 1995 | 30,000 | Nov 3, 2015 (2035) |
| Borders, Santa Barbara, CA | 1995 | 38,015 | Nov 17, 2015 (2035) |
| Borders, Wichita, KS | 1995 | 25,000 | Nov 10, 2015 (2035) |
| Borders, (1) Lawrence, KS | 1997 | 20,000 | Oct 16, 2022 (2042) |
| Borders, Tulsa, OK | 1998 | 25,000 | Oct 16, 2022 (2042) |
| Borders, Columbia, MD | 1999 | 28,000 | Oct 16, 2022 (2042) |
| Borders, Germantown, MD | 2000 | 25,000 | Oct 16, 2022 (2042) |
| Circuit City Stores Boynton Beach, FL | 1996 | 32,459 | Dec 15, 2016 (2036) |
| Kmart, Grayling, MI | 1984 | 52,320 | Sep 30, 2009 (2059) |
| Kmart, Oscoda, MI | 1984 | 90,470 | Sep 30, 2009 (2059) |
| Kmart, Perrysburg, OH | 1983 | 87,543 | Oct 31, 2008 (2058) |
| Walgreen, Waterford, MI | 1997 | 13,905 | Feb 28, 2018 (2058) |
| Walgreen, Chesterfield, MI | 1998 | 13,686 | July 31, 2018 (2058) |
| Walgreen, Pontiac, MI | 1998 | 13,905 | Oct 31, 2018 (2058) |
| Walgreen, Grand Blanc, MI | 1998 | 13,905 | Feb 28, 2019 (2059) |
| Walgreen, Rochester, MI | 1998 | 13,905 | June 30, 2019 (2059) |

**Wholly-Owned Free Standing Properties**
**(Continued)**

| Tenant/Location | Year Completed | Total GLA | Lease expiration (2) (Option expiration) |
|---|---|---|---|
| Walgreen, Ypsilanti, MI | 1999 | 15,120 | Dec 31, 2019 (2059) |
| Walgreen (1), Petoskey, MI | 2000 | 13,905 | Apr 30, 2020 (2060) |
| Walgreen, Flint, MI | 2000 | 14,490 | Dec 31, 2020 (2060) |
| Walgreen, Flint, MI | 2001 | 15,120 | Feb 28, 2021 (2061) |
| Walgreen, N Baltimore, MI | 2001 | 14,490 | Aug 31, 2021 (2061) |
| **Total** | | 812,883 | |

(1) These properties are subject to long-term ground leases where a third party owns the underlying land and has leased the land to the Company to construct or operate three free-standing properties. The Company pays rent for the use of the land and generally is responsible for all costs and expenses associated with the building and improvements. At the end of the lease terms, as extended (Aventura, FL 2036, Lawrence, KS 2027 and Petoskey, MI 2049), the land together with all improvements revert to the land owner. The Company has an option to purchase the Lawrence property during the period October 1, 2006 to September 30, 2016 and to purchase the Petoskey property after August 7, 2019.

(2) At the expiration of tenant's initial lease term, each tenant has an option, subject to certain requirements, to extend its lease for an additional period of time.

## Joint Venture Properties

During 1996, the Company developed or acquired seven free-standing Properties which are leased to Borders, including Borders' current corporate headquarters, its former headquarters building and Properties operated as Borders Books and Music. Each of these Properties is owned by a separate limited liability company or a limited partnership that is owned jointly by the Company and an affiliate of Borders (the "Joint Ventures"). The Company's economic interest in the Joint Ventures ranges from 8% to 20%. The financing for the development of the Joint Venture Properties was provided through a financing facility established by Borders and its affiliates (the "Borders Financing Facility").

The leases on the seven properties between Borders and each of the Joint Ventures has a term expiring October 16, 2002, unless the Borders Financing Facility is extended or earlier terminated. At any time during the term of the lease, Borders has the right to refinance the Properties or to purchase the Properties for various percentages of total project costs, provided that, prior to such refinancing or purchase, the Company may elect to provide alternative financing for the Properties or purchase the Properties and purchase the interest of the Borders' affiliate in the Joint Venture. In the event the Company elects to provide financing or to purchase the Properties, and is subsequently unable to obtain the requisite financing, or in the event that the Company defaults in its development obligations to the Joint

Venture, Borders may purchase the Properties. If the Company provides refinancing or purchases the Properties, the Company will be required to

acquire the interest of the Borders' affiliate in the Joint Ventures, and Borders and the Joint Ventures will enter into a new lease providing for a term of 20 years, with four five-year extension options.

Under certain circumstances, the Company may elect to allow Borders to place long-term financing on such Properties, in which case, the Company will maintain its current interest in the Joint Venture and become the sole equity member of the entity which owns such Property. In such a circumstance, the Company will own the Property subject to a first mortgage loan which could exceed 90% of the Property's estimated value, and lease payments received by the Company would be adjusted to reflect Borders' financing.

The Company's investment in the seven Joint Venture Properties currently yields approximately $690,000 annualized base rent. Of this amount, the Company estimates that approximately $125,000 is variable based on short-term financing. Under certain circumstances relating to refinancing of such assets, the rents paid pursuant to such leases are subject to adjustment. The following table provides additional information on the Joint Venture Properties.

## Joint Venture Properties

| Tenant / Location | The Company's Interest | Total GLA | Lease Expirations |
|---|---|---|---|
| Borders, Inc. | | | |
| Ann Arbor, MI | 11% | 110,000 | October 16, 2002 |
| Borders, Inc. | | | |
| Ann Arbor, MI | 8% | 226,000 | October 16, 2002 |
| Borders, Inc. | | | |
| Boynton Beach, FL | 12% | 25,000 | October 16, 2002 |
| Borders, Inc. | | | |
| Indianapolis, IN | 8% | 15,844 | October 16, 2002 |
| Borders, Inc. | | | |
| Oklahoma City, OK | 20% | 24,641 | October 16, 2002 |
| Borders, Inc. | | | |
| Omaha, NE | 18% | 25,000 | October 16, 2002 |
| Borders, Inc. | | | |
| Tulsa, OK | 15% | 25,000 | October 16, 2002 |
| Total | | 451,485 | |

## Major Tenants

The following table sets forth certain information with respect to the Company's major tenants:

| | Number of Leases | Annualized Base Rent as of December 31, 2001 | Percent of Total Annualized Base Rent as of December 31, 2001 |
|---|---|---|---|
| Kmart | 16 | $5,492,667 | 24% |
| Borders | 18 | 5,150,680 (1) | 22 |
| Walgreen | 11 | 3,853,724 | 17 |
| Total | 45 | $14,497,071 | 63% |

(1) Includes the Company's percentage of base rent for each of the Joint Venture Properties

Sixteen of the Properties are anchored by Kmart, a publicly-traded retailer with over 2,100 stores. Kmart's principal business is general merchandise retailing through a chain of department stores and it is one of the world's largest retailers based on sales volume. The Company derived approximately 24% of its base rental income for the year ended December 31, 2001 from, and approximately 24% of the Company's future minimum rentals are attributable to, Kmart. On January 22, 2002 Kmart Corporation and 37 of its U.S. subsidiaries filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings in the U.S. Bankruptcy Court for the Northern District of Illinois, Kmart indicated that it will reorganize on a fast-track basis and has targeted emergence from chapter 11 in 2003.

Borders Group, Inc. ("BGI"), is a leading global retailer of books, music, video and other information and entertainment items. BGI is the parent company of Borders, Inc., which operates over 360 Borders domestic superstores, 22 international Borders stores and 36 Books etc. locations. In addition, BGI owns Walden Book Company, Inc., which has approximately 850 Waldenbooks stores in malls, shopping centers and airports across the country. The Company derived approximately 22% of its base rental income for the year ended December 31, 2001 from, and approximately 28% of the Company's future minimum rentals are attributable to, Borders.

Walgreen is a leader of the U.S. chain drugstore industry and operates over 3,600 stores in 43 states and Puerto Rico. The Company derived approximately 17% of its base rental income for the year ended December 31, 2001 from, and approximately 26% of the Company's future minimum rentals are attributable to, Walgreen.

## Lease Expirations

The following table shows lease expirations for the next 10 years for the Company's community shopping centers and wholly-owned free-standing properties, assuming that none of the tenants exercise's renewal options.

| | | December 31, 2001 | | | |
|---|---|---|---|---|---|
| | | Gross Lesable Area | | Annualized Base Rent | |
| Expiration Year | Number of Leases Expiring | Square Footage | Percent of Total | Amount | Percent of Total |
| 2002 | 16 | 246,359 | 7.94% | $1,595,573 | 7.18% |
| 2003 | 23 | 187,592 | 6.04 | 951,752 | 4.28 |
| 2004 | 14 | 69,100 | 2.23 | 536,250 | 2.41 |
| 2005 | 24 | 190,217 | 6.13 | 1,155,787 | 5.20 |
| 2006 | 29 | 165,889 | 5.34 | 1,263,236 | 5.68 |
| 2007 | 8 | 47,570 | 1.53 | 314,420 | 1.41 |
| 2008 | 3 | 169,942 | 5.47 | 555,935 | 2.50 |
| 2009 | 2 | 142,790 | 4.60 | 542,414 | 2.44 |
| 2010 | 5 | 206,735 | 6.66 | 1,176,729 | 5.29 |
| 2011 | 9 | 316,718 | 10.21 | 1,724,096 | 7.77 |
| Total | 133 | 1,742,912 | 56.15% | $9,816,192 | 44.16% |

Leases on the seven Joint Venture Properties are for an initial term through October 16, 2002. In the event a refinancing of any of these Properties is consummated, Borders is required to enter into a twenty year net lease with a fixed lease rate.

**Item 3. LEGAL PROCEEDINGS**

The Company is not presently involved in any litigation nor, to management's knowledge, is any litigation threatened against the Company, except for routine litigation arising in the ordinary course of business which is expected to be covered by the Company's liability insurance.

**Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

No matter was submitted to a vote of security holders during the fourth quarter of 2001.

## Part II

**Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "ADC". The following table sets forth the high and low sales prices of the Company's Common Stock, as reported on the New York Stock Exchange Composite Tape, and the dividends declared per share of Common Stock by the Company for each calendar quarter in the last two fiscal years. Dividends were paid in the periods immediately subsequent to the periods in which such dividends were declared.

| *Market Information* | High | Low | Dividends Per Common Share |
|---|---|---|---|
| Quarter Ended | | | |
| March 31, 2000 | $14.375 | $13.063 | $0.46 |
| June 30, 2000 | $16.937 | $12.875 | $0.46 |
| September 30, 2000 | $17.375 | $13.750 | $0.46 |
| December 31, 2000 | $15.063 | $13.625 | $0.46 |
| March 31, 2001 | $17.50 | $14.12 | $0.46 |
| June 30, 2001 | $20.05 | $16.20 | $0.46 |
| September 30, 2001 | $20.60 | $17.15 | $0.46 |
| December 31, 2001 | $19.75 | $17.85 | $0.46 |

At December 31, 2001, there were 4,416,869 shares of the Company's Common Stock issued and outstanding which were held by approximately 250 stockholders of record. The stockholders of record do not reflect persons or entities who held their shares in nominee or "street" name.

The Company intends to continue to declare quarterly dividends to its stockholders. However, distributions by the Company are determined by the Board of Directors and will depend on a number of factors, including the amount of funds from operations, the financial and other condition of its Properties, its capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as the Board of Directors deems relevant.

During the year ended December 31, 2001, there were no sales of unregistered securities by the Company, except the grant, under the Company's 1994 Stock Incentive Plan (the "Plan"), of 27,291 shares of restricted stock to certain employees of the Company. The transfer restrictions on such shares lapse in equal annual installments over a five-year period from the date of the grant, but the holder thereof is entitled to receive dividends on all such shares from the date of the grant. On January 1, 2001 the Company redeemed 5,091 shares of restricted stock previously issued under the Plan.

Item 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial information for the Company on a historical basis and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included elsewhere in this Form 10-K. The balance sheet data for the periods ended December 31, 1997 through December 31, 2001 and operating data for each of the periods presented were derived from the audited financial statements of the Company.

(In thousands, except per share information)

| Operating Data | Year Ended Dec 31, 2001 | Year Ended Dec 31, 2000 | Year Ended Dec 31, 1999 | Year Ended Dec 31, 1998 | Year Ended Dec 31, 1997 |
|---|---|---|---|---|---|
| Total Revenue | $ 24,679 | $ 23,730 | $ 21,931 | $ 19,674 | $ 18,234 |
| Expenses | | | | | |
| Property expense (1) | 3,925 | 3,775 | 3,512 | 3,050 | 2,785 |
| General and administrative | 1,807 | 1,557 | 1,425 | 1,170 | 1,107 |
| Interest | 6,720 | 7,045 | 5,771 | 5,231 | 5,552 |
| Depreciation and amortization | 3,845 | 3,689 | 3,436 | 3,073 | 2,782 |
| Total Expenses | 16,297 | 16,066 | 14,144 | 12,524 | 12,226 |
| Other Income (Expense) (2) | 913 | 522 | 69 | 168 | 155 |
| Income before extraordinary item and minority interest | 9,295 | 8,186 | 7,856 | 7,318 | 6,163 |
| Extraordinary Item - Early Extinguishment of Debt | - | - | - | (319) | - |
| Income before Minority Interest | 9,295 | 8,186 | 7,856 | 6,999 | 6,163 |
| Minority Interest | 1,230 | 1,088 | 1,050 | 912 | 943 |
| Net Income | $ 8,065 | $ 7,098 | $ 6,806 | $ 6,087 | $ 5,220 |
| Funds from Operations (3) | $ 13,158 | $ 12,257 | $ 12,093 | $ 11,055 | $ 9,581 |
| Number of Properties | 47 | 45 | 42 | 39 | 34 |
| Number of Square Feet | 3,556 | 3,526 | 3,468 | 3,411 | 3,103 |
| Per Share Data | | | | | |
| Net income (4) | $ 1.83 | $ 1.61 | $ 1.56 | $ 1.40 | $ 1.41 |
| Cash dividends | $ 1.83 | $ 1.84 | $ 1.84 | $ 1.84 | $ 1.82 |
| Weighted average of common shares outstanding | 4,417 | 4,396 | 4,365 | 4,346 | 3,695 |
| Balance Sheet Data | | | | | |
| Real Estate (before accumulated depreciation) | $ 196,486 | $ 191,048 | $ 179,858 | $ 166,921 | $ 142,748 |
| Total Assets | $ 167,511 | $ 166,052 | $ 158,196 | $ 149,648 | $ 130,492 |
| Total debt, including accrued interest | $ 105,946 | $ 104,407 | $ 95,762 | $ 85,650 | $ 65,419 |

(1) Property expense includes real estate taxes, property maintenance, insurance, utilities and land lease expense.

(2) Other income (expense) is composed of development fee income, gain on land sales, and equity in net income (loss) of unconsolidated entities.

(3) See "Funds From Operations" discussed under Item 7

(4) Net income per share has been computed by dividing the net income by the weighted average number of shares of Common Stock outstanding. The per share amounts shown are presented in accordance with SFAS No. 128 "Earnings per Share". The Company's basic and diluted earnings per share are the same

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANYALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Overview*

The Company was established to continue to operate and expand the retail property business of its predecessors. The Company commenced its operations in April 1994. The assets of the Company are held by, and all operations are conducted through, Agree Limited Partnership (the "Operating Partnership"), of which the Company is the sole general partner and held an 86.77% interest as of December 31, 2001. The Company is operating so as to qualify as a real estate investment trust ("REIT") for federal income tax purposes.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. Kmart Corporation and 37 of its U.S. subsidiaries have filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives is to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or underperforming stores.

The Kmart stores in the Company's Portfolio provide 24% of the Company's Annual Base Rent as of December 31, 2001. Seven of the Kmart stores pay percentage rent in addition to their minimum rent. All Kmart stores in the Company's Portfolio are open and operating as Kmart discount stores.

On March 8, 2002, Kmart announced that it intends to close 284 under-performing stores as part of its initial Chapter 11 financial objectives review. None of the Company's Kmart stores were included in this initial list of stores to be closed. However, there can be no assurance that Kmart won't announce additional store closings in the future which may include some of the Company's stores.

The following should be read in conjunction with the Consolidated Financial Statements of Agree Realty Corporation, including the respective notes thereto, which are included elsewhere in this Form 10-K.

***Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000***

Minimum rental income increased $858,000, or 4%, to $21,722,000 in 2001, compared to $20,864,000 in 2000. The increase was primarily the result of the development of three Properties in 2000 and two Properties in 2001.

Percentage rental income increased $112,000, or 37%, to $413,000 in 2001, compared to $301,000 in 2000. The increase was the result of increased tenant sales.

Operating cost reimbursement, which represents additional rent required by substantially all of the Company's leases to cover the tenants' proportionate share of property operating expenses, decreased $19,000, or 1%, to $2,503,000 in 2001, compared to $2,522,000 in 2000. Operating cost reimbursement decreased due to the decrease in the reimbursable property operating expenses.

Management fees and other income decreased $2,000, or 5%, to $41,000 in 2001, compared to $43,000 in 2000. The decrease was the result of a reduction in management fees.

Real estate taxes increased $25,000, or 1%, to $1,752,000 in 2001 compared to $1,727,000 in 2000. The increase is the result of general assessment increases on the Properties.

Property operating expenses increased $69,000, or 5%, to $1,433,000 in 2001 compared to $1,364,000 in 2000. The increase was the result of additional property expenses and major roof repairs of $166,000; decreased snow removal costs of ($164,000); an increase in shopping center maintenance costs of $54,000; an increase in utility costs of $4,000; and an increase in insurance costs of $9,000 in 2001 versus 2000.

Land lease payments increased $54,000, or 8%, to $739,000 in 2001 compared to $685,000 in 2000 as a result of the Company leasing land for its Petoskey, Michigan development completed in 2000.

General and administrative expenses increased $250,000, or 16%, to $1,807,000 in 2001 compared to $1,557,000 in 2000. The increase was primarily the result of an increase in compensation related expenses, general increases in professional fees and an potential $50,000 bad debt charge relating to amounts due from Kmart. General and administrative expenses as a percentage of rental income increased from 7.4% for 2000 to 8.2% for 2001.

Depreciation and amortization increased $155,000, or 4%, to $3,845,000 in 2001 compared to $3,690,000 in 2000. The increase was the result of the development of five Properties in 2000 and 2001.

Interest expense decreased $325,000, or 5%, to $6,720,000 in 2001, from $7,045,000 in 2000. The decrease in interest expense was the result of decreased interest rates on variable rate notes payable.

Equity in net income of unconsolidated entities increased $172,000 to $694,000 in 2001 compared to $522,000 in 2000 as a result of depreciation expense no longer being allocated to the Company pursuant to the joint venture agreements in which the Company holds interests in properties ranging from 8% to 20%.

The Company recognized a gain on the sale of an asset in the amount of $219,000 in 2001. There was no such gain in 2000.

The Company's income before minority interest increased $1,110,000, or 14%, to $9,295,000 in 2001, from $8,186,000 in 2000 as a result of the foregoing factors.

***Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999***

Minimum rental income increased $1,645,000, or 9%, to $20,864,000 in 2000, compared to $19,219,000 in 1999. The increase was the result of the development of three Properties in 1999 and three Properties in 2000.

Percentage rental income increased $84,000, or 39%, to $301,000 in 2000, compared to $217,000 in 1999. The increase was the result of increased tenant sales.

Operating cost reimbursement increased $70,000, or 3%, to $2,522,000 in 2000, compared to $2,452,000 in 1999.. Operating cost reimbursement increased due to the increase in real estate taxes and property operating expenses from 1999 to 2000, as explained below.

Management fees and other income remained relatively constant at $43,000 in 2000 compared to $42,000 in 1999.

Real estate taxes increased $26,000, or 2%, to $1,727,000 in 2000 compared to $1,701,000 in 1999. The increase is the result of general assessment increases on the Properties.

Property operating expenses (shopping center maintenance, insurance and utilities) increased $95,000, or 7%, to $1,364,000 in 2000, compared $1,269,000 in 1999. The increase consisted of increased snow removal costs due to heavy snow falls in Northern Michigan and Wisconsin of $169,000; a decrease in shopping center maintenance costs of $90,000; an increase in utility costs of $14,000; and a increase in insurance costs of $2,000 in 2000 versus 1999.

Land lease payments increased $143,000, or 26%, to $685,000 in 2000 compared to $542,000 in 1999 as a result of the Company leasing land for its Petoskey, Michigan development completed in 2000.

General and administrative expenses increased $132,000, or 9%, to $1,557,000 in 2000 compared to $1,425,000 in 1999. The increase was primarily the result of an increase in compensation-related expenses related to the addition of an employee and wage increases. General and administrative expenses as a percentage of total rental income increased from 7.3% for 1999 to 7.4% for 2000.

Depreciation and amortization increased $254,000, or 7%, to $3,690,000 in 2000 compared to $3,436,000 in 1999. The increase was the result of the development of six new Properties in 1999 and 2000.

Interest expense increased $1,274,000, or 22%, to $7,045,000 in 2000, compared to $5,771,000 in 1999. The increase in interest expense was the result of the Company's additional borrowing to finance its development of properties and increased rates on variable rate notes payable.

The Company received development fee income of $41,000 in 1999; there was no development fee income in 2000.

Equity in net income of unconsolidated entities increased $494,000 to $522,000 in 2000 compared to $28,000 in 1999 as a result of depreciation expense no longer being allocated to the Company pursuant to the Joint Venture agreements in which the Company holds interests in properties ranging from 8% to 20%.

The Company's income before minority interest increased $329,000, or 4%, to $8,186,000 in 2000, from $7,857,000 in 1999 as a result of the foregoing factors.

*Funds From Operations*

Management considers Funds from Operations ("FFO") to be a supplemental measure of the Company's operating performance. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. to mean net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated entities in which the REIT holds an interest. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as the primary indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following table illustrates the calculation of FFO for the years-ended December 31, 2001, 2000 and 1999:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Income before minority interest | $9,295,472 | $ 8,185,808 | $ 7,856,901 |
| Depreciation of real estate assets | 3,747,065 | 3,589,757 | 3,349,739 |
| Amortization of leasing costs | 68,241 | 73,723 | 67,090 |
| Amortization of stock awards | 266,252 | 236,126 | 193,972 |
| Depreciation of real estate assets held in unconsolidated entities | - | 171,980 | 666,579 |
| Gain on sale of assets | (218,543) | - | - |
| Development fee income | - | - | ( 40,873) |
| Funds from Operations | $13,158,487 | $12,257,394 | $12,093,408 |
| Weighted average shares and OP Units outstanding | 5,090,416 | 5,069,353 | 5,038,414 |

*Liquidity and Capital Resources*

The Company's principal demands for liquidity are distributions to its stockholders, debt repayment, development of new properties and future property acquisitions.

During the quarter ended December 31, 2001, the Company declared a quarterly dividend of $.46 per share. The dividend was paid on January 4, 2002 to holders of record on December 21, 2001.

As of December 31, 2001, the Company had total mortgage indebtedness of $69,209,337 with a weighted average interest rate of 6.91%. Future scheduled annual maturities of mortgages payable for the years ending December 31 are as follows: 2002 - $1,993,539; 2003 -

$2,204,823; 2004 - $2,361,681; 2005 - $30,666,041; 2006 - $1,648,114. The mortgage debt is all fixed rate debt.

In addition, the Operating Partnership has in place a $50 million line of credit facility (the "Credit Facility") which is guaranteed by the Company. The Credit Facility matures in August 2003 and can be extended by the Company for an additional three years. Advances under the Credit Facility bear interest within a range of one-month to six-month LIBOR plus 150 basis points to 213 basis points or the lender's prime rate, at the option of the Company, based on certain factors such as debt to property value and debt service coverage. The Credit Facility is used to fund property acquisitions and development activities and is secured by most of the Properties which are not otherwise encumbered and properties to be acquired or developed. As of December 31, 2001, $18,158,232 was outstanding under the Credit Facility bearing a weighted average interest rate of 3.23%.

The Company also has in place a $5 million line of credit (the "Line of Credit"), which matures on April 30, 2002, and which the Company expects to renew for an additional 12-month period. The Line of Credit bears interest at the lender's prime rate less 50 basis points or 175 basis points in excess of the one-month LIBOR rate, at the option of the Company. The purpose of the Line of Credit is to provide working capital to the Company and fund land options and start-up costs associated with new projects. As of December 31, 2001, $1,800,000 was outstanding under the Line of Credit bearing a weighted average interest rate of 3.85%.

The Company's wholly-owned subsidiaries have obtained construction financing of approximately $16,100,000 to fund the development of four retail properties. The notes require quarterly interest payments, based on a weighted average interest rate based on LIBOR, computed by the lender. The notes mature on October 16, 2002 and are secured by the underlying land and buildings. As of December 31, 2001, $14,896,962 was outstanding under these notes.

The Company has received funding from an unaffiliated third party for the construction of certain of its Properties. Advances under this arrangement bear no interest. The advances are secured by the specific land and buildings being developed. As of December 31, 2001, $1,663,240 was outstanding under this arrangement.

The Company has one development project under construction that will add an additional 14,490 square feet of GLA to the Company's portfolio. The project was completed during the first quarter of 2002. Additional Company funding required for this project is estimated to be $1,115,000 and will come from the Credit Facility.

The Company intends to meet its short-term liquidity requirements, including capital expenditures related to the leasing and improvement of the Properties, through its cash flow provided by operations and the Line of Credit. Management believes that adequate cash flow will be available to fund the Company's operations and pay dividends in accordance with REIT requirements. The Company may obtain additional funds for future development or acquisitions through other borrowings or the issuance of additional shares of capital stock. The Company intends to incur additional debt in a manner consistent with its policy of maintaining a ratio of total debt (including construction and acquisition financing) to total market capitalization of 65% or less. The Company believes that these financing sources will enable the

Company to generate funds sufficient to meet both its short-term and long-term capital needs.

The Company plans to begin construction of additional pre-leased developments and may acquire additional properties, which will initially be financed by the Credit Facility and Line of Credit. Management intends to periodically refinance short-term construction and acquisition financing with long-term debt and / or equity.

*Inflation*

The Company's leases generally contain provisions designed to mitigate the adverse impact of inflation on net income. These provisions include clauses enabling the Company to pass through to tenants certain operating costs, including real estate taxes, common area maintenance, utilities and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. Certain of the Company's leases contain clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and, in certain cases, escalation clauses, which generally increase rental rates during the terms of the leases. In addition, expiring tenant leases permit the Company to seek increased rents upon re-lease at market rates if rents are below the then existing market rates.

**Recent Accounting Pronouncements**

In October 2001, the Financial Accounting Stands Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superceded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively.

The Company does not expect that the adoption of this standard will have a material impact on its results of operations and financial position.

**Item 7A QUANTITATIVE AND QUALATATIVE DISCLOSURES ABOUT MARKET RISK**

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent roll over risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's' future financing requirements.

Mortgages payable - As of December 31, 2001 the Company had four mortgages outstanding. The first mortgage in the amount of $31,713,595 bears interest at 7.00%. The mortgage matures on November 15, 2005. The second mortgage in the amount of $7,082,202 bears interest at 7.00%.

The mortgage matures on April 1, 2013 and is subject to a rate review after the 7th year (April 1, 2006). The third mortgage in the amount of $11,413,540 bears interest at 6.63%. The mortgage matures on February 5, 2017. The fourth mortgage in the amount of $19,000,000 bears interest at 6.90%. The mortgage matures on January 1, 2020.

Construction loans - As of December 31, 2001 the Company had Construction loans outstanding of $14,896,962. Under the terms of the construction loans the Company bears no interest rate risk.

Notes payable - As of December 31, 2001 the Company had $19,958,232 outstanding on its Secured and Unsecured Lines-of-Credit all of which had a variable interest rate, based on LIBOR.

The Company does not enter into financial instruments transactions for trading or other speculative purposes or to manage interest rate exposure.

A 10% adverse change in interest rates on the portion of the Company's debt bearing interest at variable rates would result in an increase in interest expense of approximately $80,000.

**Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

The financial statements and supplementary data are listed in the Index to Financial Statements and Financial Statement Schedules appearing on Page F-1 of this Form 10-K and are included in this Form 10-K following page F-1.

**Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

During the Company's last two fiscal years, there have been no changes in the independent accountants nor disagreements with such accountants as to accounting and financial disclosures of the type required to be disclosed in this Item 9.

## PART III

**Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 13, 2002.

**Item 11. EXECUTIVE COMPENSATION**

Incorporated herein by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 13, 2002.

**Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

Incorporated herein by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 13, 2002.

**Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**

Incorporated herein by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K with respect to its Annual Meeting of Stockholders to be held on May 13, 2002.

## PART IV

**Item 14. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES AND REPORTS ON FORM 8-K**

(a) The following documents are filed as part of this Report

(1)(2) The financial statements indicated by Part II, Item 8, Financial Statements and Supplementary Data.

(3) Exhibits

3.1 Articles of Incorporation and Articles of Amendment of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11 (Registration Statement No. 33-73858, as amended ("Agree S-11"))

3.2 Bylaws of the Company (incorporated by reference to Exhibit 3.3 to Agree S-11)

4.1 Rights Agreement by and between Agree Realty Corporation and BankBoston, N.A. as Rights Agent Dated as of December 7, 1998 (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on December 7, 1998)

10.1 Loan Modification Agreement, dated April 22, 1994, by and among Shawano Plaza, Plymouth Commons, Chippewa Commons and Nationwide Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K"))

10.2 Loan Modification Agreement, dated April 22, 1994, by and among Rapids Associates, Marshall Plaza Phase Two, Petoskey Town Center, Charlevoix Commons and Nationwide Life Insurance Company (incorporated by reference to Exhibit 10.2 to the 1996 Form 10-K)

10.3 First Amended and Restated Agreement of Limited Partnership of Agree Limited Partnership, dated as of April 22, 1994, by and among the Company, Richard Agree, Edward Rosenberg and

Joel Weiner (incorporated by reference to Exhibit 10.6 to the 1996 Form 10-K)

| | | |
|---|---|---|
| 10.4 | | Amended and Restated Registration Rights Agreement, dated July 8, 1994 by and among the Company, Richard Agree, Edward Rosenberg and Joel Weiner (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994) |
| 10.5 | + | 1994 Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.8 to the 1996 Form 10-K) |
| 10.6 | | Management Agreement, dated April 22, 1994, by and among Mt Pleasant Shopping Center, Angola Plaza, Shiloh Plaza and the Company (incorporated by reference to Exhibit 10.9 to the 1996 Form 10-K) |
| 10.7 | | Contribution Agreement, dated as of April 21, 1994, by and among the Company, Richard Agree, Edward Rosenberg and the co-partnerships named therein (incorporated by reference to Exhibit 10.10 to the 1996 Form 10-K) |
| 10.8 | + | Agree Realty Corporation Profit Sharing Plan (incorporated by reference to Exhibit 10.13 to the 1996 Form 10-K) |
| 10.9 | | Business Loan Agreement, dated as of September 21, 1995, by and between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K")) |
| 10.10 | | Line of Credit Agreement by and among Agree Limited Partnership, the Company, the lenders parties thereto, and Michigan National Bank as Agent (incorporated by reference to Exhibit 10.10 to the 1995 Form 10-K) |
| 10.11 | | First amendment to $50 million line-of-credit agreement dated August 7, 1997 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ending September 30, 1997 (the "September 1997 Form 10-Q")) |
| 10.12 | | First amendment to $5 million business loan agreement dated September 21, 1997 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.2 to the September 1997 Form 10-Q) |
| 10.13 | | Second amendment to $50 million line-of-credit agreement dated November 17, 1997 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997) |
| 10.14 | | Second amendment to amended and restated $5 million business Loan agreement dated October 19, 1998 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998) |

| | | |
|---|---|---|
| 10.15 | + | Employment Agreement, dated July 1, 1999, by and between the Company, and Richard Agree (incorporated by reference to exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 1999 (the "June 1999 Form 10-Q)) |
| 10.16 | + | Employment Agreement, dated July 1, 1999, by and between the Company, and Kenneth R. Howe (incorporated by reference to exhibit 10.6 to the June 1999 Form 10-Q) |
| 10.17 | | Third amendment to amended and restated $5 million business Loan agreement dated December 19, 1999 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to exhibit 10.17 to the 1999 Form 10-K) |
| 10.18 | | Assumption Agreement, Mortgage Modification and Amended and Restated Mortgage and Security Agreement, dated as of March 31, 1999 by Agree Limited Partnership to and in favor of Nationwide Life Insurance Company (incorporated by reference to exhibit 10.1 to the June 1999 Form 10-Q) |
| 10.19 | | Project Loan Agreement dated as of April 30, 1999 between Wilmington Trust Company not in its individual capacity, but solely as Owner Trustee and Agree - Columbia Crossing Project L.L.C. (incorporated by reference to exhibit 10.2 to the June 1999 Form 10-Q) |
| 10.20 | | Project Loan Agreement dated as of June 11, 1999 between Wilmington Trust Company not in its individual capacity, but solely as Owner Trustee and Agree - Milestone Center Project L.L.C. (incorporated by reference to exhibit 10.3 to the June 1999 Form 10-Q) |
| 10.21 | | Trust Mortgage dated as of June 27, 1999 from Agree Facility No. 1, L.L.C. as Grantor to Manufacturers and Traders Trust Company (incorporated by reference to exhibit 10.4 to the June 1999 Form 10-Q) |
| 10.22 | + | Employment Agreement, dated January 10, 2000, by and between the Company, and David J. Prueter (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 |
| 10.23 | | Third amendment to $50 million line-of-credit agreement dated August 7, 2000 among Agree Realty Corporation and Michigan National Bank, as agent (incorporated by reference To exhibit 10.1 to the Company's Quarterly report on Form 10-Q for the period ended September 30, 2000) |
| 10.24 | | Fourth amendment to amended and restated $5 million business Loan agreement dated February 19, 2001 between Agree Limited Partnership and Michigan National Bank (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K")) |
| 10.25 | * | Mortgage dated as of December 20, 2001, by Agree Limited Partnership to and in favor of Nationwide Life Insurance Company |

21.1 * Subsidiaries of Agree Realty Corporation

23 * Consent of BDO Seidman, LLP

---

* Filed herewith

\+ Management contract or compensatory plan or arrangement

(b) Reports on Form 8-K

No reports on form 8-K were filed by the Company during the quarter ending December 31, 2001

**SIGNATURES**

PURSUANT to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**AGREE REALTY CORPORATION**

By: /s/ Richard Agree
Name: Richard Agree
President and Chairman of the Board of Directors
Date: March 22, 2002

PURSUANT to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 22rd day of March 2002.

By: /s/Richard Agree
Richard Agree
President and Chairman of the Board of Directors
(Principal Executive Officer)

By: /s/Kenneth R. Howe
Kenneth R. Howe
Vice President, Finance and Secretary
(Principal Financial and Accounting Officer)

By: /s/ Farris G. Kalil
Farris G. Kalil
Director

By: /s/ Michael Rotchford
Michael Rotchford
Director

By: /s/ Ellis G. Wachs
Ellis G. Wachs
Director

By: /s/ Gene Silverman
Gene Silverman
Director

# Agree Realty Corporation

## Index

## Report of Independent Certified Public Accountants

To the Board of Directors and Owners of
Agree Realty Corporation
Farmington Hills, Michigan

We have audited the accompanying consolidated balance sheets of Agree Realty Corporation (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. We have also audited the schedule listed in the accompanying index. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agree Realty Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO SEIDMAN, LLP

Troy, Michigan
February 8, 2002

# Agree Realty Corporation

## Consolidated Balance Sheets

| *December 31,* | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Real Estate Investments (Notes 3, 4 and 5) | | |
| Land | $ 46,838,530 | $ 45,028,679 |
| Buildings | 148,283,359 | 143,474,205 |
| Property under development | 1,363,939 | 2,545,018 |
| | 196,485,828 | 191,047,902 |
| Less accumulated depreciation | (33,634,461) | (29,907,682) |
| Net Real Estate Investments | 162,851,367 | 161,140,220 |
| Cash and Cash Equivalents | 1,101,861 | 1,119,072 |
| Accounts Receivable - Tenants, net of allowance of $50,000 and $-0- for possible losses | 666,749 | 741,565 |
| Investments In and Advances To Unconsolidated Entities | 255,203 | 266,449 |
| Unamortized Deferred Expenses | | |
| Financing costs | 1,355,864 | 1,476,100 |
| Leasing costs | 352,441 | 310,424 |
| Other Assets | 927,861 | 998,260 |
| | $ 167,511,346 | $ 166,052,090 |

*See accompanying notes to consolidated financial statements.*

# Agree Realty Corporation

## Consolidated Balance Sheets

| *December 31,* | 2001 | 2000 |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| Mortgages Payable (Note 3) | $ 69,209,337 | $ 52,119,770 |
| Construction Loans (Note 4) | 16,560,202 | 16,614,002 |
| Notes Payable (Note 5) | 19,958,232 | 35,358,232 |
| Dividends and Distributions Payable (Note 6) | 2,341,591 | 2,331,379 |
| Accrued Interest Payable | 218,598 | 314,607 |
| Accounts Payable | | |
| Capital expenditures | 598,362 | 1,110,673 |
| Operating | 1,244,950 | 1,017,493 |
| Tenant Deposits | 50,020 | 51,240 |
| Total Liabilities | 110,181,292 | 108,917,396 |
| Minority Interest (Note 7) | 5,698,101 | 5,707,608 |
| Stockholders' Equity (Note 6) | | |
| Common stock, $.0001 par value; 20,000,000 shares authorized; 4,416,869 and 4,394,669 shares issued and outstanding | 442 | 440 |
| Additional paid-in capital | 63,937,682 | 63,632,433 |
| Deficit | (11,724,832) | (11,663,446) |
| | 52,213,292 | 51,969,427 |
| Less: unearned compensation – restricted stock (Note 10) | (581,339) | (542,341) |
| Total Stockholders' Equity | 51,631,953 | 51,427,086 |
| | $ 167,511,346 | $ 166,052,090 |

*See accompanying notes to consolidated financial statements.*

# Agree Realty Corporation

## Consolidated Statements of Income

| *Year Ended December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenues** | | | |
| Minimum rents | $ 21,722,471 | $ 20,864,329 | $ 19,219,219 |
| Percentage rents | 413,058 | 301,474 | 217,475 |
| Operating cost reimbursement | 2,502,866 | 2,521,947 | 2,452,208 |
| Management fees and other (Note 8) | 40,573 | 42,695 | 41,838 |
| **Total Revenues** | 24,678,968 | 23,730,445 | 21,930,740 |
| **Operating Expenses** | | | |
| Real estate taxes | 1,752,402 | 1,726,751 | 1,700,850 |
| Property operating expenses | 1,433,449 | 1,363,663 | 1,268,559 |
| Land lease payments | 738,960 | 685,043 | 541,993 |
| General and administrative | 1,806,709 | 1,556,817 | 1,424,602 |
| Depreciation and amortization | 3,844,520 | 3,689,526 | 3,435,711 |
| **Total Operating Expenses** | 9,576,040 | 9,021,800 | 8,371,715 |
| **Income From Operations** | 15,102,928 | 14,708,645 | 13,559,025 |
| **Other Income (Expense)** | | | |
| Interest expense | (6,720,318) | (7,045,176) | (5,770,736) |
| Equity in net income of unconsolidated entities | 694,319 | 522,339 | 27,739 |
| Gain on sale of assets | 218,543 | - | - |
| Development fee income | - | - | 40,873 |
| **Total Other Expense** | (5,807,456) | (6,522,837) | (5,702,124) |
| **Income Before Minority Interest** | 9,295,472 | 8,185,808 | 7,856,901 |
| **Minority Interest** | 1,229,819 | 1,087,921 | 1,050,496 |
| **Net Income** | $ 8,065,653 | $ 7,097,887 | $ 6,806,405 |
| **Earnings Per Share** (Note 2) | $ 1.83 | $ 1.61 | $ 1.56 |

*See accompanying notes to consolidated financial statements.*

# Agree Realty Corporation

## Consolidated Statements of Stockholders' Equity

| | *Common Stock* | | *Additional Paid-In Capital* | *Deficit* | *Unearned Compensation - Restricted Stock* |
|---|---|---|---|---|---|
| | *Shares* | *Amount* | | | |
| Balance, January 1, 1999 | 4,346,313 | $ 435 | $ 62,873,987 | $ (9,448,351) | $ (377,341) |
| Issuance of shares under the Stock Incentive Plan | 18,554 | 1 | 343,248 | - | (327,450) |
| Vesting of restricted stock | - | - | - | - | 193,972 |
| Dividends declared, $1.84 per share | - | - | - | (8,031,356) | - |
| Net income | - | - | - | 6,806,405 | - |
| Balance, December 31, 1999 | 4,364,867 | 436 | 63,217,235 | (10,673,302) | (510,819) |
| Issuance of shares under the Stock Incentive Plan | 33,802 | 4 | 471,198 | - | (267,648) |
| Shares redeemed under the Stock Incentive Plan | (4,000) | - | (56,000) | - | - |
| Vesting of restricted stock | - | - | - | - | 236,126 |
| Dividends declared, $1.84 per share | - | - | - | (8,088,031) | - |
| Net income | - | - | - | 7,097,887 | - |
| Balance, December 31, 2000 | 4,394,669 | 440 | 63,632,433 | (11,663,446) | (542,341) |
| Issuance of shares under the Stock Incentive Plan | 27,291 | 2 | 375,249 | - | (305,250) |
| Shares redeemed under the Stock Incentive Plan | (5,091) | - | (70,000) | - | - |
| Vesting of restricted stock | - | - | - | - | 266,252 |
| Dividends declared, $1.84 per share | - | - | - | (8,127,039) | - |
| Net income | - | - | - | 8,065,653 | - |
| Balance, December 31, 2001 | 4,416,869 | $ 442 | $ 63,937,682 | $(11,724,832) | $ (581,339) |

*See accompanying notes to consolidated financial statements.*

# Agree Realty Corporation

## Consolidated Statements of Cash Flows

| *Year Ended December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash Flows From Operating Activities | | | |
| Net income | $ 8,065,653 | $ 7,097,887 | $ 6,806,405 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | 3,767,240 | 3,602,678 | 3,350,133 |
| Amortization | 454,196 | 453,094 | 448,767 |
| Stock-based compensation | 266,252 | 236,126 | 193,972 |
| Gain on sale of assets | (218,543) | - | - |
| Equity in net income of unconsolidated entities | (694,319) | (522,339) | (27,739) |
| Minority interests | 1,229,819 | 1,087,921 | 1,050,496 |
| Decrease (increase) in accounts receivable | 74,816 | (176,432) | 79,919 |
| Increase in other assets | (29,313) | (306,780) | (6,955) |
| Increase in accounts payable | 227,457 | 161,607 | 134,401 |
| Increase (decrease) in accrued interest | (96,009) | (30,268) | 26,513 |
| Increase (decrease) in tenant deposits | (1,220) | (833) | 3,467 |
| Net Cash Provided By Operating Activities | 13,046,029 | 11,602,661 | 12,059,379 |
| Cash Flows From Investing Activities | | | |
| Acquisition of real estate investments (including capitalized interest of $ 165,800 in 2001, $394,400 in 2000 and $452,000 in 1999) | (4,839,564) | (10,079,123) | (11,621,507) |
| Distributions from unconsolidated entities | 694,319 | 694,320 | 702,226 |
| Proceeds from sale of assets | 280,000 | - | - |
| Net Cash Used In Investing Activities | (3,865,245) | (9,384,803) | (10,919,281) |

*See accompanying notes to consolidated financial statements.*

# Agree Realty Corporation

## Consolidated Statements of Cash Flows

| *Year Ended December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash Flows From Financing Activities | | | |
| Mortgage proceeds | $ 19,000,000 | $ 500,000 | $12,390,135 |
| Line-of-credit net borrowings (payments) | (15,400,000) | 8,200,000 | (8,000,000) |
| Dividends and limited partners' distributions paid | (9,356,153) | (9,313,647) | (9,262,149) |
| Payments of mortgages payable | (1,910,433) | (1,316,801) | (752,858) |
| Payments of payables for capital expenditures | (1,040,672) | (1,112,043) | (1,428,718) |
| Payments for financing costs | (256,679) | (254,949) | (417,146) |
| Payments of leasing costs | (110,258) | (101,518) | (47,025) |
| Redemption of restricted stock | (70,000) | (56,000) | - |
| Payment on construction loans | (53,800) | - | - |
| Proceeds from construction loans | - | 1,291,931 | 6,447,745 |
| Net Cash Used In Financing Activities | (9,197,995) | (2,163,027) | (1,070,016) |
| Net Increase (Decrease) In Cash and Cash Equivalents | (17,211) | 54,831 | 70,082 |
| Cash and Cash Equivalents, beginning of year | 1,119,072 | 1,064,241 | 994,159 |
| Cash and Cash Equivalents, end of year | $ 1,101,861 | $ 1,119,072 | $ 1,064,241 |
| Supplemental Disclosure of Cash Flow Information | | | |
| Cash paid for interest (net of amounts capitalized) | $ 6,486,219 | $ 6,718,068 | $ 5,395,192 |
| Supplemental Disclosure of Non-Cash Transactions | | | |
| Dividends and limited partners' distributions declared and unpaid | $ 2,341,591 | $ 2,331,379 | $ 2,317,670 |
| Real estate investments financed with accounts Payable | $ 598,362 | $ 1,110,673 | $ 1,315,597 |
| Shares issued under Stock Incentive Plan | $ 375,251 | $ 471,202 | $ 343,249 |

*See accompanying notes to consolidated financial statements.*

1. The Company

Agree Realty Corporation (the "Company") is a self-administered, self-managed real estate investment trust which develops, acquires, owns and operates properties which are primarily leased to national and regional retail companies under net leases. At December 31, 2001, the Company's properties are comprised of fourteen shopping centers and twenty-six single tenant retail facilities located in thirteen states. In addition, the Company owns joint venture interests ranging from 8% to 20% in seven free-standing retail properties. During the year ended December 31, 2001, approximately 95% of the Company's base rental revenues were received from national and regional tenants under long-term leases, including approximately 24% from Kmart Corporation, 22% from Borders, Inc. and 17% from Walgreen Co.

2. Summary of Significant Accounting Policies

*Principles of Consolidation*

The consolidated financial statements of Agree Realty Corporation include the accounts of the Company, its majority-owned partnership, Agree Limited Partnership (the "Operating Partnership"), and its wholly-owned subsidiaries. The Company controlled, as the sole general partner, 86.77% and 86.71% of the Operating Partnership as of December 31, 2001 and 2000, respectively. All material intercompany accounts and transactions are eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Fair Values of Financial Instruments*

The carrying amounts of the Company's financial instruments, which consist of cash, cash equivalents, receivables, notes payable, accounts payable and long-term debt, approximate their fair values.

*Valuation of Long-Lived Assets*

Long-lived assets such as real estate investments are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. No impairment loss recognition has been required through December 31, 2001.

*Real Estate Investments*

Real estate assets are stated at cost less accumulated depreciation. All costs related to planning, development and construction of buildings prior to the date they become operational, including interest and real estate taxes during the construction period, are capitalized for financial reporting purposes and recorded as "Property under development" until construction has been completed. As of December 31, 2001, the cost to complete the properties under development is approximately $1,115,000.

Subsequent to completion of construction, expenditures for property maintenance are charged to operations as incurred, while significant renovations are capitalized. Depreciation of the buildings is recorded on the straight-line method using an estimated useful life of forty years.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash and money market accounts.

*Accounts Receivable – Tenants*

Accounts receivable from tenants reflect primarily reimbursement of specified common area expenses.

*Investments in Unconsolidated Entities*

The Company uses the equity method of accounting for investments in non-majority owned entities where the Company has the ability to exercise significant influence over operating and financial policies.

The Company's initial investment is recorded at cost, and the carrying amount of the investment is (a) increased by the Company's share of the investees' earnings (as defined in the limited liability company agreements), and (b) reduced by distributions paid from the investees to the Company.

*Unamortized Deferred Expenses*

Deferred expenses are stated net of total accumulated amortization. The nature and treatment of these capitalized costs are as follows: (1) financing costs, consisting of expenditures incurred to obtain long-term financing, are being amortized using the interest method over the term of the related loan, and (2) leasing costs, which are amortized on a straight-line basis over the term of the related lease.

*Other Assets*

The Company records prepaid expenses, deposits and miscellaneous receivables as "other assets" in the accompanying balance sheets.

*Accounts Payable – Capital Expenditures*

Included in accounts payable are amounts related to the construction of buildings. Due to the nature of these expenditures, they are reflected in the statements of cash flows as a financing activity.

*Minority Interest*

This amount represents the limited partners' interest ("OP Units") of 13.23% and 13.29% (convertible into 673,547 shares) in the Operating Partnership as of December 31, 2001 and 2000, respectively.

*Revenue Recognition*

Minimum rental income attributable to leases is recorded when due from tenants. Certain leases provide for additional percentage rents based on tenants' sales volume. These percentage rents are recognized as received by the Company. In addition, leases for certain tenants contain rent escalations and/or free rent during the first several months of the lease term; however, such amounts are not material.

The Company acts as the construction developer on certain properties. Related development fee income is recognized upon completion of construction.

*Operating Cost Reimbursement*

Substantially all of the Company's leases contain provisions requiring tenants to pay as additional rent a proportionate share of operating expenses such as real estate taxes, repairs and maintenance, insurance, etc. The related revenue from tenant billings is recognized in the same period the expense is recorded.

*Income Taxes*

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and began operating as such on April 22, 1994. As a result, the Company is not subject to federal income taxes to the extent that it distributes annually at least 90% of its taxable income to its shareholders and satisfies certain other requirements defined in the Code. Accordingly, no provision was made for federal income taxes in the accompanying consolidated financial statements.

The Company declared dividends of $1.84 per share during the years ended December 31, 2001, 2000, and 1999; the dividends have been reflected for federal income tax purposes as follows:

| *December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Ordinary income | $ 1.76 | $ 1.52 | $ 1.44 |
| Return of capital | .08 | .32 | .40 |
| Total | $ 1.84 | $ 1.84 | $ 1.84 |

The aggregate federal income tax basis of Real Estate Investments is approximately $18.5 million less than the financial statement basis.

*Earnings Per Share*

Earnings per share reflected in the consolidated statements of operations are presented for all periods in accordance with SFAS No. 128, "Earnings per Share". In connection therewith, any conversion of OP Units to common stock would have no effect on the earnings per share calculation since the allocation of earnings to an OP Unit is equivalent to earnings allocated to a share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

| *December 31,* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Numerator | | | |
| Net income | $ 8,065,653 | $ 7,097,887 | $ 6,806,405 |
| Income allocated to minority interests | 1,229,819 | 1,087,921 | 1,050,496 |
| Numerator for Basic and Diluted Earnings Per Share – Income Available to Shareholders After Assumed Conversions | $ 9,295,472 | $ 8,185,808 | $ 7,856,901 |

| December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Denominator** | | | |
| Weighted average shares outstanding | 4,416,869 | 4,395,806 | 4,364,867 |
| Weighted average OP Units outstanding, Assuming conversion | 673,547 | 673,547 | 673,547 |
| **Denominator for Basic Earnings Per Share - Adjusted Weighted Average Shares and Assumed Conversions** | 5,090,416 | 5,069,353 | 5,038,414 |
| **Employee Stock Options** | - | - | - |
| **Denominator for Diluted Earnings Per Share** | 5,090,416 | 5,069,353 | 5,038,414 |

Options to purchase shares of common stock were outstanding (see Note 9) but were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, any additional shares would be anti-dilutive.

*Recent Accounting Pronouncements*

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively.

The Company does not expect that the adoption of this standard will have a material impact on its results of operations and financial position.

3. Mortgages Payable

Mortgages payable consisted of the following:

| *December 31,* | 2001 | 2000 |
|---|---|---|
| Note payable in monthly installments of $249,750 including interest at 7.0% per annum, with the remaining balance due November 2005; collateralized by related real estate and tenants' leases | $ 31,713,595 | $ 32,462,433 |
| Note payable in monthly installments of $153,838 including interest at 6.90% per annum, with the remaining balance due January 2020; collateralized by related real estate and tenants' leases | 19,000,000 | - |
| Note payable in monthly installments of $99,598 including interest at 6.63% per annum, with the remaining balance due February 2017; collateralized by related real estate and tenants' leases | 11,413,540 | 11,836,651 |
| Note payable in monthly installments of $61,948 including interest at 7.0% per annum (with rate to be modified to prevailing interest rate in December 2005), collateralized by related real estate and tenants' leases, final balloon installment scheduled to be due April 2013 | 7,082,202 | 7,320,686 |
| Other, repaid in 2001 | - | 500,000 |
| Total | $ 69,209,337 | $ 52,119,770 |

Future scheduled annual maturities of mortgages payable for years ending December 31 are as follows: 2002 - $1,993,539; 2003 - $2,204,823; 2004 - $2,361,681; 2005 - $30,666,041; 2006 - $1,648,114; and $30,335,139 thereafter.

## 4. Construction Loans

The Company's wholly-owned subsidiaries have obtained construction financing totalling approximately $16,100,000, which is available to fund the development of four retail properties. Quarterly interest payments are made based on LIBOR. The notes mature on October 16, 2002 and are secured by the related land and buildings. The Company owed $14,896,962 for these loans at December 31, 2001 and 2000.

The Company has also received funding from an unaffiliated third party for certain of its single tenant retail properties. Borrowings under this arrangement bear no interest. The advances are secured by the specific land and buildings being developed. The Company owed $1,663,240 and $1,717,040 for these advances as of December 31, 2001 and 2000, respectively.

## 5. Notes Payable

The Operating Partnership has in place a $50 million line-of-credit agreement which is guaranteed by the Company. The agreement expires in August 2003 and can be extended, solely at the option of the Operating Partnership, for an additional three years. Advances under the Credit Facility bear interest within a range of one-month to six-month LIBOR plus 150 basis points to 213 basis points or the bank's prime rate, at the option of the Company, based on certain factors such as debt to property value and debt service coverage. The Credit Facility is used to fund property acquisitions and development activities and is secured by most of the Company's Properties which are not otherwise encumbered and properties to be acquired or developed. At December 31, 2001 and 2000, $18,158,232 and $33,158,232, respectively, was outstanding under this facility.

In addition, the Company maintains a $5,000,000 line-of-credit agreement with a bank. Monthly interest payments are required, either at the bank's prime rate less 50 basis points, or 175 basis points in excess of the one-month LIBOR rate, at the option of the Company. At December 31, 2001 and 2000, $1,800,000 and $2,200,000, respectively, was outstanding under this agreement.

6. **Dividends and Distributions Payable**

On December 10, 2001 the Company declared a dividend of $.46 per share for the quarter ended December 31, 2001; approximately 4% percent of the dividend represented a return of capital. The holders of OP Units were entitled to an equal distribution per OP Unit held as of December 31, 2001. The dividends and distributions payable are recorded as liabilities in the Company's balance sheet at December 31, 2001. The dividend has been reflected as a reduction of stockholders' equity and the distribution has been reflected as a reduction of the limited partners' minority interest. These amounts were paid on January 4, 2002.

7. **Minority Interest**

The following summarizes the changes in minority interest since January 1, 1999:

| | |
|---|---|
| Minority Interest at January 1, 1999 | $ 6,047,843 |
| Minority interests' share of income for the year | 1,050,496 |
| Distributions for the year | (1,239,327) |
| Minority Interest at December 31, 1999 | 5,859,012 |
| Minority interests' share of income for the year | 1,087,921 |
| Distributions for the year | (1,239,325) |
| Minority Interest at December 31, 2000 | 5,707,608 |
| Minority interests' share of income for the year | 1,229,819 |
| Distributions for the year | (1,239,326) |
| Minority Interest at December 31, 2001 | $ 5,698,101 |

8. **Related Party Transactions**

The Company currently manages certain additional properties which are owned by certain officers and directors of the Company, but are not included in the consolidated financial statements. Income related to these activities is reflected as "Management fees and other" in the accompanying consolidated statements of income.

9. **Stock Incentive Plan**

The Company has established a stock incentive plan (the "Plan") under which options were granted in April 1994. The options, which have an exercise price equal to the initial public offering price ($19.50/share), can be exercised in increments of 25% on each anniversary of the date of the grant, and expire upon employment termination. All 23,275 options outstanding were exercisable at December 31, 2001 and 2000. No options were exercised during either 2001 or 2000.

The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." However, since no compensation cost would have been recognized pursuant to SFAS No. 123 under the Plan in 2001, 2000 or 1999, there is no effect on the Company's net income for these years.

## 10. Unearned Compensation - Restricted Stock

As part of the Company's stock incentive plan, restricted common shares are granted to certain employees. The restricted shares vest in increments of 20% per year for five years. Plan participants are entitled to receive the quarterly dividends on their respective restricted shares. The following table summarizes the restricted shares for the years ended December 31, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Restricted shares outstanding January 1 | 115,134 | 85,332 | 66,778 |
| Restricted shares granted during the year | 27,291 | 33,802 | 18,554 |
| Restricted shares redeemed during the year | (5,091) | (4,000) | - |
| Restricted shares outstanding December 31 | 137,334 | 115,134 | 85,332 |
| **Compensation Expense Recorded Related to Restricted Common Shares** | $ 266,252 | $ 236,126 | $ 193,972 |

## 11. Profit-Sharing Plan

The Company has a discretionary profit-sharing plan whereby it contributes to the plan such amounts as the Board of Directors of the Company determines. The participants in the plan cannot make any contributions to the plan. Contributions to the plan are allocated to the employees based on their percentage of compensation to the total compensation of all employees for the plan year. Participants in the plan become fully vested after six years of service. No contributions were made to the plan in 2001, 2000 or 1999.

## 12. Rental Income

The Company leases premises in its properties to tenants pursuant to lease agreements which provide for terms ranging generally from 5 to 25 years. The majority of leases provide for additional rents based on tenants' sales volume.

As of December 31, 2001, the future minimum revenues for the next five years from rental property under the terms of all noncancellable tenant leases, assuming no new or renegotiated leases are executed for such premises, are as follows (in thousands):

| | |
|---|---|
| 2002 | $ 21,941 |
| 2003 | 21,095 |
| 2004 | 20,285 |
| 2005 | 19,630 |
| 2006 | 18,296 |
| Thereafter | 156,465 |
| Total | $ 257,712 |

Of these future minimum rentals, approximately 24% of the total is attributable to Kmart Corporation, approximately 28% is attributable to Borders, Inc. and approximately 26% is attributable to Walgreen Company. Kmart's principal business is general merchandise retailing through a chain of discount department stores, Borders is a major operator of book superstores in the United States and Walgreen operates in the national chain drugstore industry. The loss of any of these anchor tenants or the inability of any of them to pay rent could have an adverse effect on the Company's business.

On January 22, 2002 Kmart Corporation and 37 of its U.S. subsidiaries field voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings in the U.S. Bankruptcy Court for the Northern District of Illinois, Kmart indicated that it will reorganize on a fast-track basis and has targeted emergence from chapter 11 in 2003. Kmart has outlined certain strategic, operational and financial initiatives that it intends to continue or implement during the reorganization process. One of its initiatives is to evaluate the performance of every store and terms of every lease in its portfolio, with the objective of closing unprofitable or under performing stores.

The Company has entered into sixteen (16) leases with Kmart Corporation. Thirteen (13) of the Kmart stores are anchors in the Company's Community Shopping Centers and three (3) Kmart stores are free-standing properties. The Kmart stores are located in five states as follows: Michigan (9), Wisconsin (3), Florida (2), Ohio (1) and Kentucky (1). All sixteen (16) of the Kmart stores are open and operating as Kmart discount stores. The Company has not been notified by Kmart Corporation of its intentions with regard to any of its Kmart leases as of this date.

The loss of any of these anchor tenants or the inability of any of them to pay rent could have an adverse effect on the Company's business.

## 13. Lease Commitments

The Company has entered into certain land lease agreements for four of its properties. As of December 31, 2001, future annual lease commitments under these agreements are as follows:

| *Year Ended December 31,* | |
|---|---|
| 2002 | $ 723,949 |
| 2003 | 725,443 |
| 2004 | 725,443 |
| 2005 | 764,768 |
| 2006 | 768,343 |
| Thereafter | 12,813,930 |
| Total | $ 16,521,876 |

## 14. Interim Results (Unaudited)

The following summary represents the unaudited results of operations of the Company, expressed in thousands except per share amounts, for the periods from January 1, 2000 through December 31, 2001:

| | *Three Months Ended* | | | |
|---|---|---|---|---|
| **2001** | *March 31,* | *June 30,* | *September 30,* | *December 31,* |
| **Revenues** | $ 6,182 | $ 6,119 | $ 6,097 | $ 6,281 |
| Income before minority interest | $ 2,118 | $ 2,321 | $ 2,458 | $ 2,398 |
| Minority interest | 280 | 307 | 325 | 318 |
| **Net Income** | $ 1,838 | $ 2,014 | $ 2,133 | $ 2,080 |
| **Earnings Per Share** | $ .42 | $ .46 | $ .48 | $ .47 |

| | *Three Months Ended* | | | |
|---|---|---|---|---|
| 2000 | *March 31,* | *June 30,* | *September 30,* | *December 31,* |
| **Revenues** | $ 5,813 | $ 5,804 | $ 5,998 | $ 6,115 |
| Income before minority interest | $ 1,868 | $ 2,025 | $ 2,155 | $ 2,138 |
| Minority interest | 248 | 269 | 287 | 284 |
| **Net Income** | $ 1,620 | $ 1,756 | $ 1,868 | $ 1,854 |
| **Earnings Per Share** | $ .37 | $ .40 | $ .43 | $ .41 |

# Agree Realty Corporation

## Schedule III – Real Estate and Accumulated Depreciation
## December 31, 2001

| Column A | Column B | Column C | | Column D | Column E | | | Column F | Column G | Column H |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | | | | Life on Which Depreciation in Latest Income Statement is Computed |
| Description | Encumbrance | Land | Buildings and Improvements | | Land | Buildings and Improvements | Total | Accumulated Depreciation | Date of Construction | |
| **Completed Retail Facilities** | | | | | | | | | | |
| Borman Center, MI | $ 724,914 | $ 550,000 | $ 562,404 | $ 1,075,205 | $ 550,000 | $ 1,637,609 | $ 2,187,609 | $ 1,081,937 | 1977 | 40 Years |
| Capital Plaza, KY | 921,912 | 7,379 | 2,240,607 | 534,115 | 7,379 | 2,774,722 | 2,782,101 | 1,411,565 | 1978 | 40 Years |
| Charlevoix Common, MI | 3,758,061 | 305,000 | 5,152,992 | 106,718 | 305,000 | 5,259,710 | 5,564,710 | 1,452,310 | 1991 | 40 Years |
| Chippewa Commons, WI | 4,817,295 | 1,197,150 | 6,367,560 | 224,769 | 1,197,150 | 6,592,329 | 7,789,479 | 1,875,440 | 1990 | 40 Years |
| Grayling Plaza, MI | 655,673 | 200,000 | 1,778,657 | - | 200,000 | 1,778,657 | 1,978,657 | 800,920 | 1984 | 40 Years |
| Iron Mountain Plaza, MI | 2,712,191 | 677,820 | 7,014,996 | 491,900 | 677,820 | 7,506,896 | 8,184,716 | 1,912,657 | 1991 | 40 Years |
| Ironwood Commons, MI | 2,849,957 | 167,500 | 8,181,306 | 251,653 | 167,500 | 8,432,959 | 8,600,459 | 2,209,080 | 1991 | 40 Years |
| Marshall Plaza Two, MI | 3,215,759 | - | 4,662,230 | 115,294 | - | 4,777,524 | 4,777,524 | 1,266,883 | 1990 | 40 Years |
| North Lakeland Plaza, FL | 7,082,202 | 1,641,879 | 6,364,379 | 812,023 | 1,641,879 | 7,176,402 | 8,818,281 | 2,514,788 | 1987 | 40 Years |
| Oscoda Plaza, MI | 681,352 | 183,295 | 1,872,854 | - | 183,295 | 1,872,854 | 2,056,149 | 837,577 | 1984 | 40 Years |
| Perrysburg Plaza, OH | - | 21,835 | 2,291,651 | 354,704 | 345,538 | 2,322,651 | 2,668,189 | 1,048,860 | 1983 | 40 Years |
| Petoskey Town Center, MI | 5,264,457 | 875,000 | 8,895,289 | 208,498 | 875,000 | 9,103,787 | 9,978,787 | 2,444,570 | 1990 | 40 Years |
| Plymouth Commons, WI | 4,541,387 | 535,460 | 5,667,504 | 279,073 | 535,460 | 5,946,577 | 6,482,037 | 1,633,736 | 1990 | 40 Years |
| Rapids Associates, MI | 4,833,152 | 705,000 | 6,854,790 | 27,767 | 705,000 | 6,882,557 | 7,587,557 | 1,927,456 | 1990 | 40 Years |
| Shawano Plaza, WI | 5,283,485 | 190,000 | 9,133,934 | 101,471 | 190,000 | 9,235,405 | 9,425,405 | 2,663,781 | 1990 | 40 Years |
| West Frankfort Plaza, IL | 309,945 | 8,002 | 784,077 | 143,258 | 8,002 | 927,335 | 935,337 | 395,567 | 1982 | 40 Years |
| Winter Garden Plaza, FL | - | 1,631,448 | 8,459,024 | 325,568 | 1,631,448 | 8,784,592 | 10,416,040 | 2,750,498 | 1988 | 40 Years |
| Omaha Store, NE | 1,246,420 | 1,705,619 | 2,053,615 | 2,152 | 1,705,619 | 2,055,767 | 3,761,386 | 314,782 | 1995 | 40 Years |
| Wichita Store, KS | 912,768 | 1,039,195 | 1,690,644 | 24,666 | 1,039,195 | 1,715,310 | 2,754,505 | 262,581 | 1995 | 40 Years |
| Santa Barbara Store, CA | 1,855,233 | 2,355,423 | 3,240,557 | 2,650 | 2,355,423 | 3,243,207 | 5,598,630 | 496,607 | 1995 | 40 Years |
| Monroeville, PA | 2,843,801 | 6,332,158 | 2,249,724 | - | 6,332,158 | 2,249,724 | 8,581,882 | 287,993 | 1996 | 40 Years |
| Norman, OK | 830,441 | 879,562 | 1,626,501 | - | 879,562 | 1,626,501 | 2,506,063 | 213,286 | 1996 | 40 Years |
| Columbus, OH | 1,048,062 | 826,000 | 2,336,791 | - | 826,000 | 2,336,791 | 3,162,791 | 345,647 | 1996 | 40 Years |
| Aventura, FL | 1,051,485 | - | 3,173,121 | - | - | 3,173,121 | 3,173,121 | 452,831 | 1996 | 40 Years |
| Boyton Beach, FL | 1,705,596 | 3,103,942 | 2,043,122 | - | 3,103,942 | 2,043,122 | 5,147,064 | 259,459 | 1996 | 40 Years |
| Lawrence, KS | 3,181,670 | - | 3,000,000 | 155,407 | - | 3,155,407 | 3,155,407 | 326,996 | 1997 | 40 Years |
| Waterford, MI | 2,748,380 | 971,009 | 1,562,869 | 135,390 | 971,009 | 1,698,259 | 2,669,268 | 168,794 | 1997 | 40 Years |
| Chesterfield Township, MI | 3,017,740 | 1,350,590 | 1,757,830 | (46,164) | 1,350,590 | 1,711,666 | 3,062,256 | 150,349 | 1998 | 40 Years |

# Agree Realty Corporation

## Schedule III – Real Estate and Accumulated Depreciation
## December 31, 2001

| Column A | Column B | Column C | | Column D | Column E | | | Column F | Column G | Column H |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Initial Cost | | Costs Capitalized Subsequent to Acquisition | Gross Amount at Which Carried at Close of Period | | | | | Life on Which Depreciation in Latest Income Statement is Computed |
| Description | Encumbrance | Land | Buildings and Improvements | | Land | Buildings and Improvements | Total | Accumulated Depreciation | Date of Construction | |
| Grand Blanc, MI | 2,883,060 | 1,104,285 | 1,998,919 | 13,968 | 1,104,285 | 2,012,887 | **3,117,172** | 151,313 | 1998 | 40 Years |
| Pontiac, MI | 2,764,359 | 1,144,190 | 1,808,955 | (113,506) | 1,144,190 | 1,695,449 | **2,839,639** | 139,464 | 1998 | 40 Years |
| Mt. Pleasant Shopping Center, MI | - | 907,600 | 8,081,968 | 200,662 | 907,600 | 8,282,630 | **9,190,230** | 917,372 | 1973 | 40 Years |
| Tulsa, OK | 4,002,873 | 1,100,000 | 2,394,512 | - | 1,100,000 | 2,394,512 | **3,494,512** | 207,244 | 1998 | 40 Years |
| Columbia, MD | 3,972,243 | 1,545,509 | 2,093,700 | 286,589 | 1,545,509 | 2,380,289 | **3,925,798** | 134,111 | 1999 | 40 Years |
| Rochester, MI | 3,807,600 | 2,438,740 | 2,188,050 | 1,949 | 2,438,740 | 2,189,999 | **4,628,739** | 136,851 | 1999 | 40 Years |
| Ypsilanti, MI | 3,439,000 | 2,050,000 | 2,222,097 | 29,624 | 2,050,000 | 2,251,721 | **4,301,721** | 112,630 | 1999 | 40 Years |
| Germantown, MD | 3,740,176 | 1,400,000 | 2,288,890 | 45,000 | 1,400,000 | 2,333,890 | **3,733,890** | 112,283 | 2000 | 40 Years |
| Petoskey, MI | 2,392,100 | - | 2,332,473 | (17,505) | - | 2,314,968 | **2,314,968** | 98,825 | 2000 | 40 Years |
| Flint, MI | 3,608,100 | 2,026,625 | 1,879,700 | (1,201) | 2,026,625 | 1,878,499 | **3,905,124** | 46,963 | 2000 | 40 Years |
| Flint, MI | 3,104,600 | 1,477,680 | 2,241,293 | - | 1,477,680 | 2,241,293 | **3,718,973** | 49,028 | 2001 | 40 Years |
| New Baltimore, MI | 2,648,600 | 1,250,000 | 2,285,781 | - | 1,250,000 | 2,285,781 | **3,535,781** | 21,427 | 2001 | 40 Years |
| **Sub Total** | 104,456,049 | 43,904,895 | 142,835,366 | 5,771,697 | 44,228,598 | 148,283,359 | **192,511,957** | 33,634,461 | | |
| **Retail Facilities Under Development** | | | | | | | | | | |
| Waterford, MI | 381,932 | 800,081 | 352,494 | - | 800,081 | 352,494 | **1,152,575** | - | N/A | N/A |
| Flint, MI | 889,790 | 1,729,851 | 955,317 | - | 1,729,851 | 955,317 | **2,685,168** | - | N/A | N/A |
| Other | - | 80,000 | 56,128 | - | 80,000 | 56,128 | **136,128** | - | N/A | N/A |
| | 1,271,722 | 2,609,932 | 1,363,939 | - | 2,609,932 | 1,363,939 | **3,973,871** | - | | |
| **Total** | $ 105,727,771 | $ 46,514,827 | $ 144,199,305 | $ 5,771,697 | $ 46,838,530 | $149,647,298 | **$196,485,828** | $ 33,634,461 | | |

1) Reconciliation of Real Estate Properties

The following table reconciles the Real Estate Properties from January 1, 1999 to December 31, 2001:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance at January 1 | $ 191,047,902 | $ 179,858,106 | $ 166,921,002 |
| Construction and acquisition costs | 5,437,926 | 11,189,796 | 12,937,104 |
| Balance at December 31 | $ 196,485,828 | $ 191,047,902 | $ 179,858,106 |

2) Reconciliation of Accumulated Depreciation

The following table reconciles the accumulated depreciation from January 1, 1999 to December 31, 2001:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance at January 1 | $ 29,907,682 | $ 26,342,296 | $ 23,022,291 |
| Current year depreciation expense | 3,726,779 | 3,565,386 | 3,320,005 |
| Balance at December 31 | $ 33,634,461 | $ 29,907,682 | $ 26,342,296 |

3) Tax Basis of Buildings and Improvements

The aggregate cost of Building and Improvements for federal income tax purposes is approximately $1,249,000 less than the cost basis used for financial statement purposes.

# Agree Realty Corporation
# Company Profile

Agree Realty Corporation is a self-administered and self-managed real estate investment trust (REIT). The Company develops, acquires, owns and operates properties, which are primarily leased to major national and regional retail tenants under net leases.

Since its initial public offering in April 1994, Agree Realty Corporation has increased its portfolio from 17 properties to its current 47 properties, located in 13 states comprising approximately 3.6 million square feet. The Company's common stock is traded on the New York Stock Exchange under the symbol ADC.

## Financial Data

*(Dollars in Millions)*

### Total Revenues



25
20
15
10
5
0
1997
1998
1999
2000
2001


### Funds From Operations



14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001


### Real Estate Assets



200
175
150
125
100
75
50
1997
1998
1999
2000
2001

# Corporate Information

## Corporate Officers and Directors

Richard Agree
Chairman of the Board of Directors
President and Chief Executive Officer

Kenneth R. Howe
Vice President, Finance and Secretary

Bruce J, Schaefer
Vice President, Leasing

David J. Prueter
Vice President

Nicholas Coburn
Vice President

Michael Rotchford
Director
Senior Managing Director
Cushman & Wakefield, Inc.

Gene Silverman
Director

Farris G. Kalil
Director

Ellis Wachs
Director

### Corporate Office

Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, MI 48334
Telephone (248) 737-4190
FAX (248) 737-9110
www.agreerealty.com

# Stockholder Information

## Annual Meeting

The annual meeting of the shareholders will be held at 11:00 a.m., Monday May 13, 2002 at the Best Western Executive Hotel & Suites in Farmington Hills Michigan.

## Auditors

BDO Seidman, LLP
755 West Big Beaver, Suite 1900
Troy, MI 48084

## Counsel

Locke Liddeu & Sapp LLP
220 Ross Avenue, Suite 2200
Dallas, TX 75201-6776

## Registrar & Transfer Agent

EquiServe
P.O. Box 43010
Providence, RI 02940-3010
Telephone (781) 575-3400
www.equiserve.com

## Common Stock Listing

New York Stock Exchange
Symbol: ADC


ADC
Listed
NYSE

## Member


NAREIT

The National Association of Real Estate Investment Trusts, Inc.

International Council of Shopping Centers



AGREE REALTY CORPORATION

31850 Northwestern Hwy.
Farmington Hills, MI 48334
(248) 737-4190

1304-AR-2002